UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)

LEAF GROUP LTD.

(Name of Issuer)

Common stock, par value $0.0001

(Title of Class of Securities)

52177G102

(CUSIP Number)

PEAK6 Investments, LLC
141 W. Jackson Boulevard Suite 500
Chicago, Illinois 60604
Attention: Jay Coppoletta
Telephone: (312) 444-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),240.13d-1(f)or240.13d-1(g),check the following box. [Y]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS PEAK6 Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,336,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,336,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,580
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (See Instructions) HC

1	NAMES OF REPORTING PERSONS PEAK6 Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,336,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,336,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,580
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (See Instructions) BD

1	NAMES OF REPORTING PERSONS PEAK6 Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,336,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,336,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,580
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (See Instructions) HC

1	NAMES OF REPORTING PERSONS PEAK6 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,336,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,336,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,580
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (See Instructions) HC

1	NAMES OF REPORTING PERSONS Matthew Hulsizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,336,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,336,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,580
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAMES OF REPORTING PERSONS Jennifer Just
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,336,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,336,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,580
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

EXPLANATORY NOTE

This Amendment No. 10 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2020, as amended on June 29, 2020, July 13, 2020 (twice), July 16, 2020, July 27, 2020, July 30, 2020, August 13, 2020, August 17, 2020 and September 1, 2020, by the Reporting Persons (as amended from time to time, the "Schedule 13D") relating to their beneficial ownership in Leaf Group Ltd. (the "Issuer. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

ITEM 4. Purpose of Transaction.

When the Issuer completed a registered public share offering on December 14, 2020 the outstanding shares increased such that the ownership percentage of the Reporting Persons decreased below the 5% reporting threshold, resulting in the filing of this final 13D/A.

PEAK6 Capital Management LLC entered into sales transactions within the past sixty (60) days. All such transactions were affected in the open market and included below.

Date of Transaction	Price Per Share	Amount of Securities Purchased/Sold
2020-12-14	4.670	(1681)
2020-12-14	4.700	(42948)
2020-12-14	4.705	(1200)
2020-12-14	4.710	(2174)
2020-12-14	4.715	(200)
2020-12-14	4.730	(1800)

ITEM 5. Interest in Securities of the Issuer

The second and third paragraphs of Item 5(a) of the Schedule 13D are hereby amended and restated as one paragraph as follows:

The percentages set forth in this response are based on 35,006,643 shares outstanding provided by 27,390,064 shares of common stock outstanding as of October 26, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 as filed with the SEC on October 29, 2020 plus 7,145,000 shares issued December 14, 2020 as reported by the Issuer on Form 8-K and Form 424B5 filed December 11, 2020.

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2020

PEAK6 INVESTMENTS, LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 CAPITAL MANAGEMENT LLC

By: /s/ Tom Simpson
Name: Tom Simpson
Title: Chief Executive Officer

PEAK6 GROUP LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 LLC

By: /s/ Matt Hulsizer
Name: Matt Hulsizer
Title: Manager

/s/ Matt Hulsizer
Matthew Hulsizer, an individual

/s/ Jennifer Just
Jennifer Just, an individual

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share of Leaf Group LTD. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 18, 2020

PEAK6 INVESTMENTS, LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 CAPITAL MANAGEMENT LLC

By: /s/ Tom Simpson
Name: Tom Simpson
Title: Chief Executive Officer

PEAK6 GROUP LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 LLC

By: /s/ Matt Hulsizer
Name: Matt Hulsizer
Title: Manager

/s/ Matt Hulsizer
Matthew Hulsizer, an individual

/s/ Jennifer Just
Jennifer Just, an individual